UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO ss. 24.13d-1(a) AND
              AMENDMENT THERETO FILED PURSUANT TO ss. 240.13D-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 NITROMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    654798503
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          James E. Flynn
                          Deerfield Capital, L.P.
                          780 Third Avenue, 37th Floor
                          New York, New York 10017
                          (212) 551-1600

                          With a copy to:

                          Mark I. Fisher, Esq.
                          Elliot Press, Esq.
                          Katten Muchin Rosenman LLP
                          575 Madison Avenue
                          New York, New York 10022
                          (212) 940-8800

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 27, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 19 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 2 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Capital, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,022,615 Shares (1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,022,615 Shares (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,022,615 Shares (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.90% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(1) Includes 3,239,598 shares of NitroMed, Inc.'s (the "Company") common stock beneficially owned by HealthCare Ventures V, LP and HealthCare Ventures VI, LP which are subject to a Stockholder Agreement, dated as of January 27, 2009, by and among Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited, NTMD Parent Acquisition Corp., NTMD Acquisition Corp. (collectively, "Deerfield") and the Company. This Schedule 13D shall not be construed as an admission by Deerfield that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of the Company's common stock beneficially owned by HealthCare Ventures V, LP and HealthCare Ventures VI, LP. See Item 6 of this Schedule 13D.

(2) Based on 46,076,551 outstanding shares of Common Stock of the Company as of December 11, 2008, as reported in the Company's Definitive Proxy Statement, filed with the Securities and Exchange Commission on December 15, 2008.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 3 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        5,022,615 Shares (3)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     5,022,615 Shares (3)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,022,615 Shares (3)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.90%  (4)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(3) See footnote 1 above.
(4) See footnote 2 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 4 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Management Company, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        6,521,095 Shares (5)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     6,521,095 Shares (5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,521,095 Shares (5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.15% (6)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

(5) See footnote 1 above.
(6) See footnote 2 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 5 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Special Situations Fund International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        6,521,095 Shares (7)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     6,521,095 Shares (7)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,521,095 Shares (7)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.15% (8)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(7) See footnote 1 above.
(8) See footnote 2 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 6 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Private Design Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,239,598 Shares (9)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,239,598 Shares (9)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,239,598 Shares (9)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.03% (10)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(9) See footnote 1 above.
(10) See footnote 2 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 7 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Deerfield Private Design International, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,239,598 Shares (11)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,239,598 Shares (11)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,239,598 Shares (11)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.03% (12)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(11) See footnote 1 above.
(12) See footnote 2 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 8 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      NTMD Parent Acquisition Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,239,598 Shares (13)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,239,598 Shares (13)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,239,598 Shares (13)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.03% (14)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(13) See footnote 1 above.
(14) See footnote 2 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                           Page 9 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      NTMD Acquisition Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        3,239,598 Shares (15)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,239,598 Shares (15)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,239,598 Shares (15)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.03% (16)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

(15) See footnote 1 above.
(16) See footnote 2 above.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 654798503                                          Page 10 of 19 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      James E. Flynn
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        8,304,112 Shares (17)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     8,304,112 Shares (17)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,304,112 Shares (17)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.02% (18)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

(17) See footnote 1 above.
(18) See footnote 2 above.

CUSIP No. 654798503                                          Page 11 of 19 Pages

      The Schedule 13D filed on September 23, 2008, as amended by Amendment No.1 to Schedule 13D filed on December 4, 2008, as amended by Amendment No. 2 to
Schedule 13D filed on December 17, 2008, as amended by Amendment No. 3 to
Schedule 13D filed on December 24, 2008, as amended by Amendment No. 4 to
Schedule 13D filed on January 9, 2009, as amended by Amendment No. 5 to Schedule 13D filed on January 14, 2009, as amended by Amendment No. 6 to Schedule 13D filed on January 20, 2009, as amended by Amendment No. 7 to Schedule 13D filed on January 22, 2009 by (i) Deerfield Capital, L.P. ("Deerfield Capital"), (ii) Deerfield Special Situations Fund, L.P. ("Deerfield Special Situations LP"),
(iii) Deerfield Management Company, L.P. ("Deerfield Management"), (iv) Deerfield Special Situations Fund International Limited ("Deerfield Special Situations International"), (v) Deerfield Private Design Fund, L.P. ("Deerfield Private Design"), (vi) Deerfield Private Design International, L.P. ("Deerfield Private Design International"), (vii) NTMD Parent Acquisition Corp. ("NTMD Parent"), (viii) NTMD Acquisition Corp. ("NTMD Acquisition") and (ix) James E. Flynn, a natural person ("Flynn" and collectively with Deerfield Capital, Deerfield Special Situations LP, Deerfield Management, Deerfield Special Situations International, Deerfield Private Design, Deerfield Private Design International, NTMD Parent and NTMD Acquisition, the "Reporting Persons"), with respect to the securities of Nitromed, Inc. (the "Company") is hereby amended by this Amendment No. 8. Only those items hereby reported in this Amendment No. 8 are amended and all other items remain unchanged.

Item 2.     Identity and Background

Item 2 (a) of the Schedule 13D is amended and restated in its entirety as follows:

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by the Reporting Persons.

Items 2(b) and 2(c) are amended as follows:

(b) The address of the principal business and/or principal offices of Deerfield Private Design, Deerfield Private Design International, NTMD Parent and NTMD Acquisition is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c) Deerfield Capital is the general partner of Deerfield Special Situations LP, Deerfield Private Design and Deerfield Private Design International. Deerfield Private Design and Deerfield Private Design International purchase, hold and sell securities and other investment products. NTMD Parent and NTMD Acquisition are newly formed companies formed solely for the purpose of acquiring ownership of the Company. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

Items 2(d) and 2(e) are amended and restated in their entirety as follows:

(d) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person's knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 654798503                                          Page 12 of 19 Pages

(e) During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person's knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) is amended as follows:

(f) Deerfield Private Design, NTMD Parent and NTMD Acquisition are each organized under the laws of Delaware. Deerfield Private Design International is organized under the laws of the British Virgin Islands.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 29, 2009, a copy of which is attached hereto as Exhibit 99.1.

Item 4.     Purpose of Transaction.

Item 4 of the Schedule 13D is amended as follows:

On January 27, 2009, Deerfield Special Situations LP, Deerfield Special Situations International, Deerfield Private Design, Deerfield Private Design International, NTMD Parent and NTMD Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire the Company for $.80 per share in cash, subject to adjustment for the Company's net cash balances and other items. The Merger Agreement is filed hereto as Exhibit 2.1 and is incorporated by reference herein.

Item 5.     Interest in Securities of  the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)
         (1)      Reporting Persons

                  Number of shares:  8,304,112 (19)

                  Percentage of shares:  18.02% (20)

         (2)      Deerfield Capital

                  Number of shares:  5,022,615 (19)

                  Percentage of shares:  10.90% (20)

         (3)      Deerfield Special Situations LP

                  Number of shares:  5,022,615 (19)

                  Percentage of shares:  10.90% (20)

CUSIP No. 654798503                                          Page 13 of 19 Pages

         (4)      Deerfield Management

                  Number of shares:  6,521,095 (19)

                  Percentage of shares:  14.15% (20)

         (5)      Deerfield Special Situations International

                  Number of shares:  6,521,095 (19)

                  Percentage of shares:     14.15% (20)

         (6)      Deerfield Private Design

                  Number of shares:  3,239,598 (19)

                  Percentage of shares:  7.03% (20)

         (7)      Deerfield Private Design International

                  Number of shares:  3,239,598 (19)

                  Percentage of shares:  7.03% (20)

         (8)      NTMD Parent

                  Number of shares:  3,239,598

                  Percentage of shares:  7.03% (19)

         (9)      NTMD Acquisition

                  Number of shares:  3,239,598 (19)

                  Percentage of shares:  7.03% (20)

         (10)     Flynn

                  Number of shares:  8,304,112 (19)

                  Percentage of shares:  18.02% (20)

CUSIP No. 654798503                                          Page 14 of 19 Pages

(19) Includes 3,239,598 shares of the Company's common stock beneficially owned by HealthCare Ventures V, LP and HealthCare Ventures VI, LP which are subject to a Stockholder Agreement, dated as of January 27, 2009, by and among Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited, NTMD Parent Acquisition Corp., NTMD Acquisition Corp. (collectively, "Deerfield") and the Company. This Schedule 13D shall not be construed as an admission by Deerfield that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of the Company's common stock beneficially owned by HealthCare Ventures V, LP and HealthCare Ventures VI, LP. See Item 6 of this Schedule 13D.

(20) Based on 46,076,551 outstanding shares of Common Stock of the Company as of December 11, 2008, as reported in the Company's Definitive Proxy Statement, filed with the Securities and Exchange Commission on December 15, 2008.

(b)

    (1) Deerfield Capital

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  5,022,615 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the
        disposition: 5,022,615 shares (21)

    (2) Deerfield Special Situations LP

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  5,022,615 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 5,022,615 shares (21)

    (3) Deerfield Management

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  6,521,095 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 6,521,095 shares (21)

    (4) Deerfield Special Situations International

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  6,521,095 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 6,521,095 shares (21)

CUSIP No. 654798503                                          Page 15 of 19 Pages

    (5) Deerfield Private Design

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  3,239,598 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 3,239,598 shares (21)

    (6) Deerfield Private Design International

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  3,239,598 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 3,239,598 shares (21)

    (7) NTMD Parent

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  3,239,598 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 3,239,598 shares (21)

    (8) NTMD Acquisition

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  3,239,598 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 3,239,598 shares (21)

    (9) Flynn

        Sole power to vote or direct the vote:  0

        Shared power to vote or direct the vote:  8,304,112 shares (21)

        Sole power to dispose or to direct the disposition:  0

        Shared power to dispose or direct the disposition: 8,304,112 shares (21)

CUSIP No. 654798503                                          Page 16 of 19 Pages

Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management. Deerfield Capital is the general partner of Deerfield Special Situations LP, Deerfield Private Design and Deerfield Private Design International. Deerfield Management is the investment manager of Deerfield Special Situations International.

(21) Includes 3,239,598 shares of the Company's common stock beneficially owned by HealthCare Ventures V, L.P. and HealthCare Ventures VI, LP which are subject to a Stockholder Agreement, dated as of January 27, 2009, by and among Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited, NTMD Parent Acquisition Corp., NTMD Acquisition Corp. (collectively, "Deerfield") and the Company. This Schedule 13D shall not be construed as an admission by Deerfield that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any shares of the Company's common stock beneficially owned by HealthCare Ventures V, LP and HealthCare Ventures VI, LP. See Item 6 of this Schedule 13D.

(c) On January 27, 2009, Deerfield Special Situations LP and Deerfield Special Situations International each entered into a Stockholder Agreement with the Company. On January 27, 2009, Deerfield Special Situations LP, Deerfield Special Situations International, Deerfield Private Design, Deerfield Private Design International, NTMD Parent and NTMD Acquisition entered into a Stockholder Agreement with HealthCare Ventures V, LP and HealthCare Ventures VI, LP and the Company. See Item 6 of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

On January 27, 2009, Deerfield Special Situations LP and Deerfield Special Situations International each entered into a Stockholder Agreement with the Company whereby Deerfield Special Situations LP and Deerfield Special Situations International granted an irrevocable proxy to the Company and each of its executive officers to vote 1,783,017 shares of the Company's common stock beneficially owned by Deerfield Special Situations LP and 3,281,497 shares of the Company's common stock beneficially owned by Deerfield Special Situations International (i) in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby (collectively, the "Proposed Transaction") and (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction.

On January 27, 2009, Deerfield Special Situations L.P. and Deerfield Special Situations International and certain of their affiliates entered into a Stockholder Agreement with HealthCare Ventures V, LP and HealthCare Ventures VI, LP and the Company whereby HealthCare Ventures V, LP and HealthCare Ventures VI, LP granted an irrevocable proxy to the Reporting Persons and each of its executive officers to vote 1,240,788 shares of the Company's common stock beneficially owned by HealthCare Ventures V, LP and 1,998,810 shares of the Company's common stock beneficially owned by HealthCare Ventures VI, LP (i) in favor of adoption and approval of the Proposed Transaction and (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction.

CUSIP No. 654798503                                          Page 17 of 19 Pages

Item 7.                Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended as follows:

Exhibit 2.1 Agreement and Plan of Merger, dated as of January 27, 2009, by and among NitroMed, Inc., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited, NTMD Parent Acquisition Corp. and NTMD Acquisition Corp. (incorporated by reference to Exhibit
                       2.1 to the Current Report on Form 8-K filed by NitroMed, Inc. on January 28, 2009)

Exhibit 10.1 Stockholder Agreement, dated as of January 27, 2009, by and between NitroMed, Inc. and Deerfield Special Situations Fund, L.P.

Exhibit 10.2 Stockholder Agreement, dated as of January 27, 2009, by and between NitroMed, Inc. and Deerfield Special Situations Fund International Limited

Exhibit 10.3 Stockholder Agreement, dated as of January 27, 2009, by and among Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited, NTMD Parent Acquisition Corp., NTMD Acquisition Corp., HealthCare Ventures V, LP, HealthCare Ventures VI, LP and NitroMed, Inc.

Exhibit 99.1 Joint Filing Agreement dated as of January 29, 2009 by and among the Reporting Persons.

Exhibit 99.2           Power of Attorney

CUSIP No. 654798503                                          Page 18 of 19 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2009


                         DEERFIELD CAPITAL, L.P.

                         By:  J.E. Flynn Capital LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         DEERFIELD SPECIAL SITUATIONS FUND, L.P.

                         By:  Deerfield Capital, L.P.

                         By:  J.E. Flynn Capital LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         DEERFIELD MANAGEMENT COMPANY, L.P.

                         By:  Flynn Management LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

                         By:  Deerfield Management Company, L.P.

                         By:  Flynn Management LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory

CUSIP No. 654798503                                          Page 19 of 19 Pages


                         DEERFIELD PRIVATE DESIGN FUND, L.P.

                         By:  Deerfield Capital, L.P.

                         By:  J.E. Flynn Capital LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

                         By:  Deerfield Capital, L.P.

                         By:  J.E. Flynn Capital LLC, General Partner

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         NTMD PARENT ACQUISITION CORP.

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         NTMD ACQUISITION CORP.

                         By:  /s/ Darren Levine
                              -------------------------------------
                              Name:  Darren Levine
                              Title: Authorized Signatory


                         JAMES E. FLYNN

                         /s/ Darren Levine
                         -----------------------------------------
                         Darren Levine, Attorney-in-Fact

                                   Schedule A

                   General Partner of Deerfield Capital, L.P.

The general partner of Deerfield Capital is J.E. Flynn Capital LLC. The address of the principal business and/or principal office of Deerfield Capital and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

  General Partner of Deerfield Special Situations Fund, L.P., Deerfield Private
          Design, L.P. and Deerfield Private Design International, L.P.

The general partner of Deerfield Special Situations LP is Deerfield Capital. The address of the principal business and/or principal office of Deerfield Capital, Deerfield Special Situations LP, Deerfield Private Design and Deerfield Private Design International is 780 Third Avenue, 37th Floor, New York, New York 10017.

              General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

      Directors and Executive Officers of Deerfield Special Situations Fund
                             International Limited

The directors and officers of Deerfield Special Situations International are Peter Young, James E. Flynn and Graham Cook. Peter Young's and Graham Cook's principal business is as corporate directors. James E. Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management. The address of the principal business and/or principal office of Peter Young and Graham Cook is Deerfield Special Situations International, c/o Bisys Management, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands. The address of the principal business and/or principal office of James
E. Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.

      Directors and Executive Officers of NTMD Parent Acquisition Corp. and
                             NTMD Acquisition Corp.

The directors of NTMD Parent and NTMD Acquisition are Alexander Karnal and Jeffrey Kaplan. The officers of NTMD Parent and NTMD Acquisition are: Alexander Karnal, President and Chief Executive Officer, and Jeffrey Kaplan, Treasurer and Secretary. The address of the principal business and/or principal office of Alexander Karnal and Jeffrey Kaplan is 780 Third Avenue, 37th Floor, New York, New York 10017.